Integra to Resume Drilling at DeLamar Project, Focus on High Grade Gold-

Silver Targets at Florida Mountain

• Drilling to recommence at the DeLamar Project, with comprehensive operational procedures in place designed to mitigate the risk of COVID-19 transmission amongst essential site staff and crews.

• First diamond drill rig expected to commence on Florida Mountain high-grade gold-silver targets by May 20th; a second diamond drill is currently scheduled to begin in June. Between 5,000 and 7,000 m of drilling is planned at Florida Mountain in this current program.

• Primary drill targets at Florida Mountain include lateral and down dip extensions of high-grade shoots interpreted from 2019 drilling. Recent high-grade results at Florida Mountain may relate to the historic gold-silver veins that were mined at greater depths from the late 1800’s to the early 1900’s.

• Recent high-grade drill results from Florida Mountain include: IFM19-50: 19.58 g/t Au and 68.18 g/t Ag over 2.13 m, IFM19-058: 18.50 g/t Au and 850.70 g/t Ag over 1.52 m, IFM19-073: 40.39 g/t Au and 11.38 g/t Ag over 1.52 m, IFM19-074: 9.73 g/t Au and 19.55 g/t Ag over 1.52 m.

• A reverse circulation (“RC”) drill rig is scheduled to begin drilling at War Eagle in July. The program comprising of approximately 5,000 m will focus on delineating high-grade zones adjacent to the results reported late last year, and also test a large soil geochemistry anomaly 300 m to the east that has never been drill tested to date.

• A video summary of today’s news given by George Salamis, President, CEO, and Director at Integra Resources, can be accessed by clicking the following link: https://youtu.be/cMWjucFSD0g

VANCOUVER, British Columbia, May 07, 2020 -- Integra Resources Corp. (“Integra” or the “Company”) (TSX-V:ITR; OTCQX:IRRZF) is pleased to announce the resumption of drilling at the DeLamar Project, situated in Owyhee County in southwest Idaho.

“With enhanced operational procedures in place designed to protect the health of our staff and contractors, Integra is pleased to announce the resumption of drilling and other exploration activities at DeLamar,” commented George Salamis, President and CEO. “To mitigate the 4-week drill break implemented in response to the COVID-19 pandemic, Integra has prepared an accelerated drilling ramp-up period in May that will place heavy focus on the high-grade gold-silver targets at Florida Mountain. The significant driver of historic production that began in the late 1800’s at Florida Mountain was the Trade Dollar – Black Jack vein system, a 2,000 m long structure that ran the width of the mountain. Roughly 200,000 oz Au was mined underground in rudimentary open stopes. Integra’s drilling to date suggests that the historic mining targeted the visual vein system and there may exist, amongst other veins, a 3 m vein margin grading approximately 7 g/t Au to 10 g/t Au that was not mined due to the lack of visual confirmation. This winter’s compilation work on historic Trade Dollar – Black Jack underground stope layouts indicates greater continuity of grade in the basement granites than within the overlying volcanics, where many of Integra’s 2019 drill assays were concentrated. Our targeting for the current program will focus on the projected extensions of high-grade gold- silver shoots into these basement granites, and we look forward to the results from these exciting targets that are well below the current resource boundary. With a 2nd drill rig scheduled to arrive at Florida Mountain in June, we will be aggressively testing these high-grade targets this summer in an effort to add to the existing resource over the course of 2020.”

Florida Mountain Drill Plan

Following a 4-week drill program break implemented in response to the COVID-19 pandemic, the recommencement of diamond drilling operations is scheduled to begin on or before May 20th. The Company plans to drill between 5,000 and 7,000 m in approximately 20 holes at Florida Mountain.

A first diamond drill rig will conduct high-grade exploration into the vein system below Florida Mountain. While the majority of recent drill data gathered to date at Florida Mountain is within the shallow volcanics, compilation work conducted over the course of the winter on historic Trade Dollar – Black Jack underground stope measurements indicates greater continuity of gold and silver grade in the basement granite than within the overlying volcanics. Stratigraphically, from top to bottom at Florida Mountain, low-grade disseminated open-pitable resources occur almost entirely in overlying felsic volcanics. In contrast, historic high-grade underground stopes are located mainly within the underlying granite, which is the more favorable high-grade host rock. To date, only very limited drilling for high-grade mineralized shoots has been conducted within the underlying granites, which will now form the basis for many of the high-grade targets to be tested in the program commencing momentarily.

To view an image of Florida Mountain with an oblique view of the historic underground workings, click here:

https://www.integraresources.com/site/assets/files/2572/fm_historic_workings_-_strike_length.pdf

To view an image of the Florida Mountain oxide and transitional block model in relation to the historic underground workings, click here:

https://www.integraresources.com/site/assets/files/2572/historic_workings_block_model_vuse.pdf

In mid-June, the Company anticipates adding a second diamond drill rig to the Florida Mountain campaign. This second drill rig will be tasked with drill-testing the recently identified high-intensity 6 km2 soil geochemical anomaly that surrounds Florida Mountain. This drilling is designed to focus on low-grade, bulk tonnage oxide/transitional resource expansion, north and south of the deposit limits. Integra’s drill crews are planned to then transition to testing the high intensity soil geochemical anomaly, immediately east of the deposit.

To view an image of the geochemical anomaly at Florida Mountain, click here:

https://www.integraresources.com/site/assets/files/2572/fm_geochem_expansion.pdf

Upcoming drilling on the eastern anomaly at Florida Mountain has been designed to also test the potential for additional high- grade veins at depth. Integra’s exploration team identified four additional roughly parallel vein structures that are similar in size and orientation to the historically productive high-grade Trade Dollar – Black Jack vein system. These 4 additional vein structures are located below the eastern anomaly at Florida Mountain, east of the historic Trade Dollar – Black Jack vein system, and are planned to be drilled in conjunction with the anomaly. The aggregate strike length of these recently interpreted veins is over 5,000 m and represents several significant high-grade targets.

Table 1 below highlights several of the high-grade intercepts obtained by Integra in 2019. It should be noted that vast majority of these assays were intersected within 100 m of surface, in felsic volcanics.

Table 1. Summary of 2019 High-Grade Florida Mountain Drill Results

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
IFM19-050	16.46	18.59	2.13	19.58	68.18	20.46
	23.17	24.84	1.68	6.82	10.15	6.95

IFM19-054	55.47	58.52	3.05	3.06	253.68	6.32
	111.86	113.39	1.52	9.70	12.85	9.87

	5.18	6.71	1.52	9.31	3.40	9.35
IFM19-057	8.23	9.45	1.22	12.87	17.91	13.10
	9.45	10.97	1.52	5.17	4.72	5.23
IFM19-058	206.35	207.87	1.52	18.50	850.70	29.45
IFM19-062	0.00	37.95	37.95	2.12	181.96	4.47
Incl:	0.00	4.88	4.88	7.68	623.86	15.71
	26.52	29.20	2.68	7.09	27.43	7.45
IFM19-064	55.47	59.89	3.51	0.46	508.98	7.01
	68.28	69.80	1.52	7.08	795.73	17.32
IFM-19-073	144.78	146.30	1.52	40.39	11.38	40.54
IFM-19-074	107.29	108.81	1.52	9.77	19.55	10.03

1. Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 80% conversion ratio)

2. Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

3. Intervals reported are uncapped

Additional Field Work: Induced Polarization at Black Sheep, Florida Mountain and War Eagle

Induced Polarization (IP) geophysics work is scheduled to commence in the Black Sheep area northwest of the DeLamar Deposit in May, during which time Integra’s exploration team will advance the mapping of targets at Black Sheep before the drill testing that is currently planned for late summer/fall. The IP geophysics crews are scheduled to then mobilize to War Eagle Mountain, to further refine and define high-grade gold-silver targets, before drilling is slated to begin at War Eagle in July.

The IP geophysical field crews are scheduled to move to Florida Mountain in August to conduct surveys designed to highlight possible expansions to the Florida Mountain sulphides, situated below the current oxide and transitional resource. As depicted in the current NI 43-101 PEA released in Sept 2019, while most of the contemplated production plan calls for heap leaching of oxide and transitional resources at Florida Mountain and DeLamar, the potential development plan also includes the construction of a 2,000 tpd mill that will be designed to treat Florida Mountain sulphide mineralization. Test work conducted on Florida Mountain sulphide mineralization in 2019 demonstrates that a recovery of over 90% gold and 80% silver is to be expected from the milling and leaching of sulphide material from the Deposit.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.